Exhibit 99.3

Hydro One announces Redemption of

Convertible Debentures Represented by Instalment Receipts

TORONTO, January 23, 2019 Hydro One Limited (“Hydro One” or the “Company”), the parent company of Ontario’s largest electricity transmission and distribution utility, announced today that as a result of the termination of the agreement and plan of merger (the “Merger Agreement”) originally entered into by Hydro One with Avista Corporation (“Avista”) (NYSE: AVA) on July 19, 2017, Hydro One will redeem on February 8, 2019 all of its outstanding $1,540,000,000 aggregate principal amount 4.00% convertible unsecured subordinated debentures (“Debentures”) represented by instalment receipts (the “Instalment Receipts”). The redemption of the Debentures will occur pursuant to the terms of the trust indenture pursuant to which they were issued, along with the terms of the instalment receipt and pledge agreement governing the Instalment Receipts. The Instalment Receipts are currently listed and posted for trading on the Toronto Stock Exchange under the symbol “H.IR”.

The Debentures were originally issued to fund a portion of the cash purchase price for the acquisition of Avista and were sold by 2582764 Ontario Inc., a wholly-owned subsidiary of Hydro One (the “Selling Debentureholder”), on an instalment basis at a price of $1,000 per Debenture, of which $333 was paid as a first instalment on the closing of the offering of Debentures and the remaining $667 was to be paid as a final instalment on a date to be fixed by the Company following satisfaction of all conditions precedent to the closing of the acquisition of Avista.

On redemption, holders of Instalment Receipts will receive $333 per $1,000 principal amount (or $512,820,000 in aggregate) plus accrued and unpaid interest on the Debentures to, but excluding, the date of redemption. The Selling Debentureholder will receive the remaining $667 per $1,000 principal amount of Debentures in satisfaction of the obligation of the holders of Instalment Receipts to pay the final instalment. Upon redemption, the Debentures and Instalment Receipts will cease to be outstanding.

Hydro One intends to fund the redemption of the Debentures through cash on hand and available credit facilities.

Please refer to the trust indenture and instalment receipt and pledge agreement in respect of the Debentures and the Instalment Receipts, respectively, copies of which are available on SEDAR at www.sedar.com, for full details of their terms.

Neither the Debentures nor the Instalment Receipts have been registered under the U.S. Securities Act of 1933, as amended. This media release is not an offer of securities for sale in the United States and the securities may not be offered or sold in the United States.

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, over C$25 billion in assets and 2017 annual revenues of nearly C$6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide

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advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

For More Information

For more information about everything Hydro One, please visit www.HydroOne.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Investors:

Omar Javed

Vice President, Investor Relations

investor.relations@hydroone.com

416-345-5943

Media:

Jay Armitage

Director, Communications

media.relations@hydroone.com

416-345-6868

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